Exhibit 3.2.7

PIEDMONT MINING COMPANY, INC.

Amendment to Bylaws
Adopted March 14, 1990 by the Board of Directors

NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Article II, Section 2 of the Bylaws of this Corporation be, and it hereby is, amended, effective as of this moment, by deleting said first sentence in its entirety and by substituting in lieu thereof the following:

“The annual meeting of shareholders shall be held within or without the State of North Carolina on the fourth Thursday in May of each year, commencing at 10:30 a.m., local time at the place of the meeting, or at such other time of day as the Board of Directors shall specify in the notice of such meeting.”